Exhibit 99.1

Option Exchange Overview Shareholder Meeting: October 28, 2009 Pat O’Malley Chief Financial Officer

Proxy Proposal 2 Approval of an employee option exchange program 16b Officers and Directors are ineligible Options granted less than one year from date of exchange are ineligible Options priced below the 52 week high are ineligible Voluntary exchange - - employees must choose to participate New options will be granted out of the total pool surrendered and any remaining surrendered options will be cancelled and not available for reissue, reducing overhang Option exchange is intended to be “value-for-value” - - the value of the new options granted will be approximately equal to the value of the options surrendered Vesting will be reset for the new options granted - - 3 year vesting period with 3 month cliff and monthly vesting thereafter The Board will determine whether to initiate exchange offer; may do so anytime during the 12 months following shareholder approval Option Exchange Overview

Why are we asking shareholders to approve a stock exchange? Underwater stock options do not motivate and retain employees who are essential to our success Approximately 6,300 employees* are holding 51.3 million shares of which 60% are underwater based on a stock price of $11.84 on August 6, 2009 Underwater Shares: Weighted average exercise price: $19.99 Weighted average remaining vesting: 1.2 years Weighted average remaining term: 3.8 years Seagate employees are and will continue to be in high demand - - motivating and retaining our employees is critical to our competitiveness Reduce overhang from 16.5% to as low as 13.7% Assuming all eligible options are exchanged, approximately 13.9 million options would be retired (based on a threshold exchange price of $15.00 per share) Seagate is not currently planning to ask for additional shares to be added to the equity pool for FY2011 * Excludes Directors and 16b Officers 3 Option Exchange Overview

Proposed Exchange Ratios*

Exercise Price of Eligible Grants	Exchange Ratio	Number of Shares Underlying Eligible Options **	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)
$2.30 - $14.99	Not Eligible	12.1 million	$8.04	2.3
$15.00 - $16.55	1.5 : 1	4.7 million	$15.22	2.8
$16.56 - $21.99	2.0 : 1	7.1 million	$20.64	3.4
$22.00 - $25.49	3.5 : 1	10.3 million	$24.88	4.2
$25.50 - $29.99	6.0 : 1	1.6 million	$26.71	3.9
Greater than $30.00	8.0 : 1	0.04 million	$34.22	1.3

* The exchange ratios set out above were established based on an estimated price per common share at the time of the commencement of the Option Exchange of $13.00, and are generally intended to make the exchange of options in the Option Exchange approximately "value-for-value" such that (1) the value of the new options to be granted will be approximately equal to the value of the options being surrendered and (2) to result in minimal additional compensation expense to Seagate. The ratios and eligibility may change if Seagate's share price changes. If the Option Exchange is approved, the eligible range of share exercise prices and exchange ratios will be determined at the time the Offer Exchange commences.

** Excludes otherwise eligible options held by 16b Officers and Directors

Option Exchange Overview 4 Seagate

Option Exchange Overview 5 Important Legal Information The Option Exchange Program described in this communication has not yet commenced. Seagate will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the Option Exchange Program. Option holders should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program. In connection with the proposal to be voted on by Seagate’s shareholders to approve the Option Exchange Program discussed in this communication, Seagate has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Seagate shareholders are advised to read such materials as and when they become available and before making any decisions regarding the Option Exchange Program, because they will contain important information about the proposal to be voted on by shareholders with respect to the Option Exchange Program. Seagate shareholders and option holders will be able to obtain the written materials described above and the other documents filed by Seagate with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by Seagate with the SEC by directing a written request to: Seagate Technology, 920 Disc Drive, Scotts Valley, California, 95066, Attention: Investor Relations.